Exhibit 99.1

Evogene Reports Fourth Quarter and Year-End 2013 Financial Results

Key highlights:

•	Extension and expansion of key collaboration agreements with Monsanto, Syngenta and DuPont-Pioneer
•	Launch of new computational technologies, including Gene2ProductTM and upgrade of ‘PlaNet’ gene stacking prediction platform
•	Inauguration of ag-chemical activities with the launch of ‘PoinTar’ target discovery platform for novel herbicides

Rehovot, Israel – March 19, 2014 – Evogene Ltd. (NYSE;TASE: EVGN), a leading plant genomics company specializing in enhancing crop productivity for the food, feed and biofuel industries, announced today its financial results for the fourth quarter and year ended December 31, 2013.

Commenting on the results, Ofer Haviv, Evogene's President and CEO, stated: “This past year has been extremely positive for Evogene, as we continued to build and expand our business, with significant achievements in each of our four product-focused operating areas and important enhancements to our unique discovery and development infrastructure. In addition, we significantly added to our financial strength with the completion of an initial public offering in the United States and listing on the New York Stock Exchange, raising gross proceeds of approximately $85 million.”

“In our most mature area of activity, Yield and Abiotic Stress, we were pleased to announce the extension and expansion of the scope and depth of our collaboration with Monsanto. The extension to 2016 is the second expansion of the original agreement and also includes a new five year program in our second area of activity, Biotic Stress.  The new program is for the identification of genes providing resistance to Stalk Rot disease in corn.  In addition, the two previously existing collaborations in Biotic Stress with Syngenta and DuPont were also both expanded this past year. We see this area as a substantial source for growth and therefore a portion of the proceeds from the recent offering in the US has been allocated for self-funding certain key infrastructure additions to support our activities in this area.”

“As for our Ag-chemicals operations, the newest of our four operating areas, which is currently focused on novel herbicides and crop enhancers, our competitive advantage arises from the potential ability of our predictive discovery platform to identify novel ‘modes of action’. During the past year, we continued to enhance our capabilities and assets directed to this area and introduced a designated target discovery platform, ‘PoinTar’, as the first key milestone of the program.  We expect this field to be a significant part of our company’s operations in the future, and have also ear-marked a portion of the proceeds from the recent offering in the US to support our objectives.”

“Our wholly owned subsidiary, Evofuel, continues to make progress towards its goal of developing and supplying castor seeds as a sustainable and cost-effective feedstock for biopolymer and biofuel. Based on encouraging results from three years of field trials in Brazil, we expect to initiate commercialization of our proprietary castor seeds in 2016.”

“Looking forward, we are confident that our broadly applicable and continuously expanding technology infrastructure provides us with the foundation for substantial future growth in all of our current areas of focus,” concluded Mr. Haviv.

Revenues for 2013 were approximately $17.6 million, compared to revenues of $17.1 million for 2012. Revenues for the fourth quarter of 2013 were $4.4 million, compared with $4.8 million for the same period in 2012. At present, revenues consist primarily of research and development payments generated under the company's various Yield and A-biotic related collaboration agreements with seed companies.

Cost of revenues primarily consists of research and development costs incurred in support of our ongoing collaborations. Cost of revenues for 2013 was $10.1 million, compared with $9.6 million in 2012. Cost of revenues for the fourth quarter of 2013 was $2.8 million, compared with $2.6 million for the same period in 2012. This increase in cost of revenues reflects growth in the activities and associate expenses within work programs supporting the collaborations.

Research and development expenses for 2013 were $11.1 million, representing an increase of approximately 53% compared with $7.3 million in 2012. Research and development expenses for the fourth quarter of 2013 were $3.5 million, compared with $2.1 million for the same period in 2012. These expenses largely relate to self-funded activities primarily focused on the development of new computational genomics and validation technologies in support of both existing and new activities, such as the areas of Biotic Stress and Ag-chemicals. As stated above, research and development expenses do not include such expenses incurred in support of on-going collaborations which are accounted for as Cost of Revenues.

General and administrative expenses for 2013 were $3.6 million (including a non-cash expense of $936 thousand for amortization of share-based compensation), compared with $2.2 million in 2012 (including a non-cash expense of $248 thousand for amortization of share-based compensation). General and administrative expenses for the fourth quarter of 2013 were $1.5 million (including a non-cash expense of $433 thousand for amortization of share-based compensation), compared with $0.7 million for the same period in 2012 (including a non-cash expense of $59 thousand for amortization of share-based compensation). These increases primarily relate to non-cash share based compensation as stipulated above, as well as one-time costs associated with the recently completed equity offering in the US and listing on the New York Stock Exchange and the general growth in the Company’s activities.

Operating loss for 2013 was $8.7 million (including a non-cash expense of $2.7 million for amortization of share-based compensation), compared to an operating loss of $3.1 million in 2012 (including a non-cash expense of $1.1 million for amortization of share-based compensation). Operating loss for the fourth quarter of 2013 was $4.0 million (including a non-cash expense of $1.2 million for amortization of share-based compensation), compared to an operating loss of $0.9 million for the same period in 2012 (including a non-cash expense of $247 thousand for amortization of share-based compensation). The increase for 2013 compared to 2012 primarily relates to growth in research and development expenses and general and administrative expenses, each as described above and an increase in non-cash share based compensation.

Total comprehensive loss for 2013 was $8.9 million (including a non-cash expense of $2.7 million for amortization of share-based compensation), compared to a total comprehensive loss of $2.5 million in 2012 (including a non-cash expense of $1.1 million for amortization of share-based compensation). Total comprehensive loss for the fourth quarter of 2013 was $4.2 million (including a non-cash expense of $1.2 million for amortization of share-based compensation), compared to a total comprehensive loss of $0.8 million for the same period in 2012 (including a non-cash expense of $247 thousand for amortization of share-based compensation).

Cash position: As of December 31, 2013, Evogene had approximately $127 million in cash, cash equivalents and marketable securities, compared to approximately $55 million as of December 31, 2012, largely reflecting the net proceeds of approximately $77 million from the recently completed equity offering in the US.

Key achievements to date:

-	Launch of PlaNet version 2.0 with enhanced gene stacking capabilities
-	Launch of PoinTar target discovery platform for novel herbicides
-	Extension and expansion of Collaboration with Monsanto
-	Expansion of soybean rust resistance collaboration with DuPont
-	Extension of soybean Nematode resistance collaboration with Syngenta
-	Completion by Evofuel of three years of successful field trials for improved castor seeds in Brazil
-	Successful field trial results for Black Sigatoka resistance in bananas
-	Collaboration with Chinese Biotechnology Company DBN on improving key rice traits
-	Launch of model plant validation system for monocot plants
-	Launch of Gene2ProductTM computational ag-bio platform

Conference call and webcast details:
Evogene management will host a conference call today at 10:00 am Eastern time, 16:00 Israel time to discuss the results. US-based participants are invited to access the call by dialing 1-866-860-9642, and participants from Israel and other countries  are invited to access the call at (972) 3-918-0685. A replay of the conference call will be available beginning at approximately 13:00 Eastern time, 19:00 Israel time today, and will be accessible through March 21, 2014.  US-based participants are invited to access the replay by dialing 1-888-254-7270, and participants from Israel and other countries  are invited to access the replay at (972) 3-925-5929. A replay of the call may also be accessed as a webcast via Evogene’s website at http://investors.evogene.com and will be available for a period of ten days.

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About Evogene Ltd.
Evogene (NYSE, TASE: EVGN) is a plant genomics company, utilizing a proprietary integrated technology infrastructure to enhance seed traits underlying crop productivity. Evogene offers a complete solution for crop productivity improvement through biotechnology and advanced breeding using a unique technology infrastructure that is based on a deep scientific understanding of plant genomics and proprietary computational capabilities. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease), in key crops as corn, soybean, wheat and rice. In addition, Evogene has earlier stage operations in agriculture chemicals and seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may",  “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director, Public and Investor Relations
T: +###-##-#### 039
karen.mazor@evogene.com

EVOGENE LTD.
CONSOLIDATED BALANCE SHEETS
(USD in thousands)

	As of December 31,
	2013	2012

CURRENT ASSETS:
Cash and cash equivalents	$95,454	$24,262
Marketable securities	31,452	30,868
Trade receivables	1,913	1,542
Other receivables	733	650
	129,552	57,322
LONG TERM ASSETS:
Long term deposits	28	43
Plant, property and equipment, net	7,215	7,401
Long term investment	471	-
Intangible assets, net	45	89
	7,759	7,533

	$137,311	$64,855
CURRENT LIABILITIES:
Trade payables	$2,014	$1,416
Other payables	4,363	3,139
Liabilities in respect of grants from the Chief Scientist	625	733
Deferred revenues and other advances	1,572	4,211

	8,574	9,499
LONG TERM LIABILITIES:
Liabilities in respect of grants from the Chief Scientist	3,008	2,918
Deferred revenues and other advances	963	4,168
Severance pay liability, net	19	11

	3,990	7,097
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value:
Authorized − 150,000,000 ordinary shares; Issued and outstanding – 24,901,327 and 18,738,290 shares at December 31, 2013 and 2012, respectively	137	102
Share premium	168,313	90,746
Put option	-	(7,764)
Reserve - transaction with a former controlling shareholder	1,156	1,156
Accumulated deficit	(44,859)	(35,981)

	$124,747	$48,259

	$137,311	$64,855

 EVOGENE LTD.
        CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
             (USD in thousands, except share and per share data)

	Year Ended December 31,		Three Months Ended December 31,
	2013	2012	2013	2012

Revenues	$17,581	$17,072	$4,413	$4,818

Cost of revenues	10,114	9,552	2,843	2,649

Gross profit	7,467	7,520	1,570	2,169

Research and Development, net	11,107	7,252	3,469	2,094

Business Development	1,517	1,159	611	299

General and Administrative	3,564	2,235	1,534	696

Total Operating Expenses	16,188	10,646	5,614	3,089

Operating loss	(8,721)	(3,126)	(4,044)	(920)

Finance Income	1,179	972	235	155
Finance Expenses	(1,336)	(294)	(408)	-

Loss before taxes on income	(8,878)	(2,448)	(4,217)	(765)

Taxes on income	-	74	-	-

Net loss	$(8,878)	$(2,522)	$(4,217)	$(765)

Total comprehensive loss	$(8,878)	$(2,522)	$(4,217)	$(765)

Basic and diluted net loss per share	$(0.45)	$(0.14)	$(0.20)	$(0.02)